July 29, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: David R. Humphrey, Branch Chief

RE:	Coach Industries Group, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

Commission File Number 000-19471

Dear Mr. Humphrey:

We hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission’s letter, dated May 18, 2005, in connection with the Commission’s review of the Company’s Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarterly period ended March 31, 2005 (the “Annual Report” and “Quarterly Report,” respectively). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Item 1. Description of the Business

Seasonality, page 6

1. Supplementally explain to us and expand your disclosure to include the facts and circumstances surrounding the 2nd and 4th quarter seasonality cited in your note on page 6

Response: Seasonality for the limousine business parallels the high seasons in the hotel and leisure industry. In addition, the limousine business increases during (i) the graduation and promenade seasons, which begin in March and run through June, and (ii) the holidays, which also correspond with the new model year in September and October, accounting for increased sales during the second and fourth quarters compared to the first and third quarter of the year.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Item 6. Management’s Discussion and Analysis, page 13

2. We understand from your disclosure on page 4 that you classify borrowers’ credit quality on a scale of “A” to “D.” To provide readers with a better understanding of the credit quality and performance of your loan portfolio, please revise your MD&A disclosures to provide a table quantifying the balances of lease and loan receivables due from customers in each credit quality grade category, including performing and non-performing (non-accrual) balances, allowance for losses, and average interest rates

Response: The Company had no non-performing assets as of December 31, 2004. The allowance for lease losses is primarily attributed to the acquired portfolio. The following table provides detail on the credit quality of the portfolio as of December 31, 2004:

Classification	Amount	Reserve Percentage	Percentage of Reserve
A	$373,462	1.00%	$3,700
B	597,540	2.00%	6,000
C	522,847	3.00%	15,700
Acquired Portfolio	795,249	10.00%	79,659

Total	$2,289,098	4.58%	$105,059

The average interest rate on the portfolio is approximately 14.85% at December 31, 2004.

3. We note from your disclosure on page 37 that a large portion of accrued wages is attributable to officers and directors and, to better use your resources, you anticipate converting these wages to common stock at a fixed price of $0.92 per share. Supplementally explain to us how you determined the conversion price and how it related to the market value of the stock at the date the conversion price was determined. Also, please explain to us why the conversion of $714,000 in accrued wages was not converted at this fixed rate.

Response: Accrued wages conversion rate was determined based on 85% of the average of the last five trading days of 2004. The accrued wages of $714,000 were converted at $0.92 based on the same formula.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please file an amended Form 10-KSB with a revised report including an explanatory paragraph regarding the restatement for the CTMC acquisition

Response: In August 2004, management submitted an amended 10-KSB for the year ended December 31, 2003. The audit report contained therein included an explanatory paragraph regarding the restatement for the CTMC acquisition and was dual dated accordingly. The audit report refers to comparable periods now contained in the same annual report since the restatement. Our auditors have advised us that this is in accordance with the reporting standard AU Sections 400 and 500.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Financial Statements

Consolidated Statements of Cash Flows, page F-6

5. The $1,220,979 use of cash related to accrued contract settlement in your statement of cash flows does not equal the change in balance of the accrual from 2003 to 2004. Please tell us how you computed the balance in your statement of cash flows, and supplementally explain what the change represents.

Response: The balance of accrued contract settlement and all assets acquired attributed through the purchase of a company were included in the statement of cashflows as non-cash and reported as a net cash increase in investment activities with supplemental disclosure in Note 9, supplemental cashflow disclosure.

6. Your statement of cash flows presents cash received from acquisitions of $718,156 in 2004, while note 8 states that you paid cash consideration of $740,000 for CDS. Based on these facts, the first table in note 9 appears to improperly compute a cash flow total based on the sum of non-cash items exchanged in your acquisitions. The investing action of the statement of cash flows should present an outflow for cash paid for acquisitions net of any cash acquired. Accordingly, please revise the statement of cash flows as appropriate and provide us with a reconciliation of cash paid and acquired for each of your acquisitions that supports the total cash flow balance on your cash flow statements. Further, please revise note 8 to present a table for each acquisition showing the allocation of total purchase price (including stock, cash, and assumed debt) to various categories of net tangible and intangible assets acquired.

Response: The Company issued a note payable to the shareholders in connection with its acquisition of CDS. The Company paid down the note in October 2004 and paid the remaining balance in January 2005. The cash was included on our financing operations as a repayment. We will revise Note 8 for the allocation of the proceeds for the acquisition.

The following is a table of the net non-cash assets that were acquired during the year ended December 31, 2004, as a result of the business acquisitions:

	CFS	CDS	Total
Non-cash assets (liabilities):
Current assets	$—	$2,022,545	$2,022,545
Property and equipment	—	223,015	223,015
Goodwill	797,184	5,667,302	6,464,486
Lease receivables, net	1,221,899		1,221,899
Other	74,657	—	74,657
Current liabilities	—	(3,831,019)	(3,831,019)
Lease financing obligation	(1,373,740)	—	(1,373,740)
Net non-cash assets acquired	720,000	4,081,844	4,801,844
Less: common stock issued,	720,000	3,640,000	4,360,000
Less: notes and payables to shareholders issued	—	1,160,000	1,160,000

Cash received from business acquisitions, net	$—	$718,156	$718,156

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Note 2 – Summary of Significant Accounting Policies

Supply Inventory, page F-11

7. Please revise your disclosure to include your policy for identifying and recording excess and obsolete inventory.

Response: The Company performs periodic inventory procedures to identify supply inventory that is considered excess or obsolete. The Company records obsolete or excessive inventory at the lower of cost or market and the amount is included in general and administrative expenses for the period. During the year ended December 31, 2004, the Company recorded $20,000 of expenses related to obsolete inventory; with zero recorded for the same period in 2003.

Note 6. Property and Equipment, page F-15

8. Please tell us why there was no depreciation expense or accumulated depreciation at December 31, 2003.

Response: The Company acquired SCB effective December 31, 2003, and the fixed assets were contributed to CTMC effective December 31, 2003. No depreciation expense was recorded for 2003 based on the date of acquisition and contribution being made at December 31, 2003, the date placed in service.

Concentrations of Credit Risk, page F-10

9. Please revise your disclosure here and throughout your filing to comply with paragraph 39 of SFAS 131. Specifically, please disclose the identity of the segment or segments reporting revenues from your customer contributing 18% to total revenues.

Response: The Independent Contractor Settlement Processing segment specifically has one customer that comprises 18% of its revenues. The revenues attributed to this one customer are $12.9 million for the year ended December 31, 2004.

Note 8 – Acquisitions page F-16

SCB Acquisition

10. Please revise the disclosure regarding the value of the SCB acquisition included here with that included elsewhere in your filing. Specifically, this disclosure does not include the $156,000 of cash received in April 2004.

Response: We will revise the wording on page F-16 in subsequent filings.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

11. As a related matter, please explain to us why the stock price on November 6, 2003 was used to value the SCB acquisition. Use the conclusions reached in EITF 99-12 in supporting your argument.

Response: The stock price was based on the closing market on the date of the agreement, as negotiated between the parties. There were no formulas in the initial purchase agreement that could change the number of shares or the amount of other consideration to be issued. These terms were agreed to by both parties in the purchase agreement. December 31, 2003, was the effective date of the agreement. In accordance with EITF 99-12 there were no conditions contained in the purchase agreement, nor were there conditions which subsequently arose that would cause the parties to consider the revision of the contractual date of November 6, 2003, or the agreed upon number of shares.

Go Commercial Acquisition

12. We note from your disclosure elsewhere in your filing that you acquired Go Commercial in July 2004. Please revise your Note 8 to include a summary of this acquisition. As a related matter, please supplementally explain to us and include in your revised disclosure why the 423,529 shares were given to CDS.

Response: The reference to the shareholders of CDS was a typographical error and we corrected the disclosure in the March 31, 2005 Form 10-QSB. The acquisition of Go Commercial included the purchase of a portfolio of $1.3 million, net of an allowance for lease losses and assumed related liability. In addition, the acquisition included the infrastructure, as well as the $4.5 million secured guidance line used to support the business. The Company issued 423,529 shares of common stock to Go Commercial, which was valued based on the closing market price of the common stock on July 6, 2004, the acquisition date. We will revise Note 8, accordingly in subsequent filings.

CDS Acquisition

13. Supplementally explain to us and revise your disclosure to include how the 3.2 million shares of common stock exchanged in the CDS transaction were valued.

Response: The Company valued the 3.2 million shares of common stock at $1.19, based on the purchase agreement. The purchase agreement provided in relevant part that, for purposes of calculating the value of the shares of Common Stock to determine the total number of shares due at the Closing Date, the per share value would be equal to the median share value between (i) $1.25 per share and (ii) the average of the closing prices during the ten preceding trading days.

14. As a related matter, supplementally explain to us and revise your disclosure to indicate whether the contingent consideration of $960,000 of common stock is based on a fixed number of shares, and confirm to us that the entire amount of contingent consideration has been paid.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Response: The dollar amount and the stock price were fixed per the agreement. The entire consideration attributed to common stock of $960,000 was converted into 806,724 shares of common stock based on the $1.19 per share price identified in the purchase agreement as disclosed above in Response 13. The entire amount of the contingent consideration was paid.

15. Please reconcile the valuation of the independent contractor settlement platform discussed in Note 8 ($1.2 million) with that discussed on pages 17, 20, and F-15 ($1.4 million).

Response: The Company allocated $2.6 million of goodwill: $1.2 million was allocated to an intangible for the customer list and $1.4 million was allocated to the billing platform Note 8 has a typographical error and we will correct in subsequent filings.

Note 10 – Stockholders’ Equity, Page F-19

16. Please revise your disclosure to include a discussion of the capitalization of CTMC. This discussion should include the recapitalization via the reverse acquisition and should be presented in detail.

Response:

Restatement of Financial Statements

The Company, after careful consideration and review, has elected to change the accounting treatment of the transaction between the Company and Commercial Transportation Manufacturing, Inc. (the “Transaction”) and accordingly restate the financial statements. Originally, the Transaction was accounted for as a business combination that resulted in recording goodwill, an intangible asset, of approximately $490,000. After further investigation and consideration, the Company has concluded that the accounting treatment of this Transaction as a reverse merger more accurately reflects the nature of this transaction. The primary factor influencing the accounting treatment change for this Transaction is that the Company, Coach Industries Group, Inc. had no operations prior to the Transaction. The accounting impact of treating this Transaction as a reverse merger instead of a business combination is an elimination of approximately $490,000 of goodwill and a reduction of Additional Paid-in Capital and the accumulated deficit by the same amount.

The restatement was recorded as follows:

Accounts	As Reported	Restated	Net Change
Good will	$2,678,896	$2,186,595	$(492,301)
Capital Stock	9,785	9,785	0
Additional Paid in Capital	5,675,277	5.360,228	(315,049)
Restricted Stock – unearned compensation	0	0	0
Accumulated deficit	(1,566,037)	(1,743,290)	(177,253)
Revenues	471,762	1,068,487	596,725
Cost of Goods Sold	647,574	1,411,058	(763,484)
Gross Loss	(175,812)	(342,571)	(166,759)
Total Operating Expenses (1)	1,525,325	1,400,719	124,606
Loss from continuing operations	(1,701,137)	(1,743,290)	(42,153)
Gain on discontinued operations	135,100	—	(135,100)
Net Loss	(1,566,037)	(1,743,290)	(177,253)

(1)	Total operating expenses as reported includes $810,000 relating to amortization of deferred compensation and $94,118 relating to the loss on reduction of trade payables. The amount of operating expenses as restated does not include any expense or income attributed to these captions included in expense for the same period.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

17. Supplementally explain to us and revise your disclosure to include the facts and circumstances surrounding the $550,336 of deferred compensation recognized in 2003.

Response: The Company hired various consultants during 2003 to assist them in running the business and provide them with the necessary expertise to perform mergers and acquisitions and such. Pursuant to these agreements, the Company provided stock compensation rather than cash compensation to these various consultants. A portion of this compensation had been earned prior to the CTMC reverse merger and was eliminated in the transaction.

18. From your disclosure in Note 10, we note that, on August 26, 2003, you issued 1,100,666 shares of common stock to settle approximately $165,000 of consulting charges. This does not appear to be reflected in your statement of stockholders’ equity. Supplementally explain to us how you have reflected this issuance. We may have further comment on your response.

Response: The shares of common stock that were issued for related expenses paid for the benefit of the Company, not consulting charges. The effective date of the CTMC merger was September 1, 2003 and was reflected as a reverse merger. The loss on settlement of the liability was reflected prior to the restatement. Upon the restatement, these losses were reversed. These transactions were included in the recapitalization.

19. We note from your Statement of Stockholders’ Equity that you issued 1,289,900 shares of common stock during 2004 related to consulting services received or contracted. It is unclear how this amount is derived from the issuances described in Note 10. Please provide us with a tabular reconciliation of each issuance described in Note 10 to the total as stated in your equity roll forward on page F-5.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Response:

Description	Shares Issued	Amount
On May 11, 2004 we issued 505,000 shares of common stock to the various consultants for their investor relations services for the year ended December 2004 totaling $858,500.	505,000	858,500

On May 19, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, pursuant to which Fusion Capital agreed to purchase up to an aggregate of $6 million in shares. As compensation to Fusion Capital in connection with its purchase commitment under the common stock purchase agreement, we issued 224,900 shares of common stock on June 28, 2004. This transaction was valued at $1.58 per share. On May 11, 2004, the Company issued 20,000 shares of restricted common stock for expenses in connection with the acquisition of the equity line from Fusion Capital Fund II, LLC. This transaction was valued at $1.70 per share.	244,900	389,342

On July 1, 2004, we issued 50,000 shares of restricted common stock to Richardson & Patel LLP in settlement of indebtedness arising from the provision of legal services rendered to the Company.	50,000	57,500

The Company issued to Kramer Weisman and Associates, LLC, an accounting and consulting firm controlled by Ms. Weisman’s husband, Lester Weisman, 75,000 shares of common stock, valued at $79,500. The shares are for services to be provided to the Company over twelve months and vest equally over the twelve months commencing August 31, 2004.	75,000	79,500

In September 2004, we issued 25,000 shares of common stock to Benchmark Consulting in settlement of indebtedness arising from the provision of services pursuant to consulting agreement.	25,000	30,500

On November 15, 2004, the Company issued 250,000 shares of common stock to Joseph I. Emas, our Chief Compliance and Ethics Officer, effective January 1, 2004. Mr. Emas, our general counsel, has been our Chief Ethics and Compliance Officer since January 1, 2004.	250,000	287,500

In December 2004, we entered into a consulting agreement with Capital Growth Advisors, whereby we issued 60,000 shares as a provision of the agreement. The shares are fully earned.	60,000	69,000

In November 2004, we entered into a consulting agreement with Alliance Advisors, whereby we issued 80,000 shares of common stock as a provision of the agreement. The shares are fully earned.	80,000	88,000

Total	1,289,900	1,859,842

20. Please revise Note 10 to fully describe each equity transaction occurring during the years presented. Specifically, we note several instances where the specific transaction value is not disclosed, including but not limited to the Elm Street warrants, Chief Compliance and Ethics Officer compensation, dollar amount of the 1.3 million share Elm Street conversion, and several issuances of shares for consulting and legal services. Conversely, we also note that there appear to be items described in Note 10, occurring during fiscal 2004 that are not presented in your equity roll forward, including but not limited to the issuance of warrants to Elm Street Partners on conversion of portions of their note to common stock and the repurchase of 95,000 shares of common stock. Please revise your disclosure in Note 10 and equity roll forward presentation as necessary. If you believe no changes are necessary, supplementally explain to us the facts and circumstances surrounding your conclusion.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Response: Note 10 – The 1,100,666 shares of common stock issued and the related loss related to this transaction was restated as part of the reverse merger related to the CTMC acquisition. The payment of 250,000 shares to our Chief Compliance and Ethics Officer is included in payments to consultants and identified in Response 19. We did not disclose the specific details of the repurchase of $95,000 shares in Note 10. We will expand the disclosure in future filings to detail out the price of the repurchase and the shares repurchased. See Response 30 for a discussion on Elm Street Partners conversion.

21. We note from the disclosure here and elsewhere in your filing that you have accrued an obligation of $1.2 million related to personal guarantee of $12 million and are treating the accrual as compensation expense. Supplementally explain the facts and circumstances surrounding these guarantees. Include in your response why you believe compensation expense is appropriate, how you determined the conversion rate for the portion converted to common stock, and how that rate compares to the market value. We may have further comment on your response.

Response: Two officers of the Company have provided the Company with their personal guarantees to support the growth of the Company. The Company determined that it was appropriate to compensate these officers for their contribution in the growth in the Company and the risk associated with their support, which was above and beyond the scope of their duties. The Company converted the amount owed to one officer at $0.92 based on 85% of the average of the last five trading days of 2004. The shares received were unregistered common stock.

22. Supplementally explain to us the facts and circumstances surrounding the issuance of 250,000 shares of common stock to your Chief Compliance and Ethics Officer on January 1, 2004. Include in your response how you valued and recorded such issuance. We may have further comment on your response.

Response: Our Chief Compliance and Ethics Officer has been acting in this capacity as of January 1, 2004. The Sarbanes-Oxley Act of 2002 has imposed numerous compliance and regulatory requirements on small companies.. Our Chief Compliance and Ethics Officer has been charged with the task, of which he has been performing since before January 1, 2004, of overseeing and implementing all corporate governance and securities controls and procedures. He is qualified in that he is a practicing securities regulation attorney with an LL.M in Securities Regulation from Georgetown University Law Center. Our Chief Compliance and Ethics Officer has been required to spend numerous hours in drafting compliance documents and in advising members of the Board of Directors and named executive employees on the requirements under the securities laws. As compensation for both the number of hours spent and the constant availability to the Board of Directors and named executive employees, we issued our Chief Compliance and Ethics Officer shares of common stock as compensation. The stock was valued on November 16, 2004 at $1.15 a share, approximately the average of the closing price on previous five trading days.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Note 11. Income Taxes, page F-23

23. Please revise your tabular disclosure of income tax expense (benefit) to include federal and state as well as current and deferred amounts. You report zero total tax expense for 2004 and 2003. Therefore, please revise your tabular reconciliation of expected to actual tax expense (benefit) so that the expected figures reconcile down to actual tax expenses of zero in both periods presented. Finally, please revise to present all other disclosures required by paragraphs 43 to 49 of SFAS 109.

Response: We will revise the disclosure in future filings as such:

The provision (benefit) for income taxes from continued operations for the years ended December 31, 2004 and 2003 consist of the following:

	2004	2003
Tax benefit:
Federal	2,156,886	610,152
State	230,768	99,327

Total Tax Benefit	2,387,654	674,714
Valuation Allowance	(2,387,654)	(674,714)

Tax Provision	0	0

The Company’s actual provision for income taxes differ from the Federal expected income tax provision as follows:

	2004		2003
Income tax provision at expected federal income tax rate of 35%	$2,156,886	35.00%	$610,152	35.00%
Increase (decrease) resulting from:
Provision (benefit) for state taxes, net of federal benefit	230,768	3.74	99,327	3.70
Benefit for income taxes	$2,387,654	38.74%	$674,714	38.70%
Valuation Allowance	(2,387,654)	(38.74)	(674,714)	(38.70)
Provision for income taxes	0	0	0	0

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

	December 31,
	2004	2003
Net operating loss carry- forwards expiring after the year 2018	$3,062,368	$674,714
Deferred income tax asset	$3,062,368	$674,714

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

The Company has a valuation allowance related to the deferred tax assets as of December 31, 2004 and 2003 of $3,062,368 and $674,714, respectively. Based on the losses for 2003 and 2004 the Company has not recognized the benefits for financial reporting purposes. The Company will evaluate the use of this valuation allowance upon reaching profitability and further use of the operating loss carry-forwards. The loss carry-forwards expire in 2018 and 2019, respectively.

Note 12 – Segment Reporting

24. We note that your disclosure on page 1 that you operate in two segments; however, your disclosure within Note 12 to your financial statements appears to indicate you operate in three: Manufacturing, Lease Finance, and Independent Contractor Settlement. Please revise your disclosure on page 1 to correspond to that included in Note 12.

Response: We will provide supplemental disclosure to correspond to FAS 131. We will revise the disclosure on page 1 to conform with Segment reporting to three segments.

25. As a related matter, we note that you have excluded CTMC from the manufacturing segment as you do not feel the current performance is indicative of future results. Please revise your disclosure to include CTMC as a part of the manufacturing segment as SFAS 131 does not provide for exclusion of operating businesses due to unusual financial results. Supplemental disclosure of unusual charges may be provided in this footnote.

Response: We will revise the disclosure to include CTMC in the table.

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

Reportable Segment	Operating Segments Aggregated
Manufacturing	SCB and CTMC
Lease Finance	Coach Financial Services, Inc.
Independent Contractor Settlement	CDS
Parent Company	Coach Industries Group Inc.’s operations, costs of acquisitions, and financing activities

The accounting policies of the segments are generally the same as those described in the summary of significant accounting policies. Intersegment transactions consist of shared services such as risk management consulting and investment banking placement and advisory fees, which are eliminated in consolidation.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Depreciation and amortization consist of: depreciation on property and equipment, amortization of core deposit intangible assets, deferred compensation expenses and deferred offering costs.

The Company evaluates segment performance based on net segment income after tax. The table below is segment information for income from continuing operations for the ended December 31, 2004:

	Manufacturing	Lease Finance	Independent Contractor Settlement	Parent Company	Segment Total
Revenues	$14,532,392	$629,591	$68,433,601	$—	$83,595,584
Cost of Goods Sold	12,080,332	491,513	67,459,215	—	80,016,021
Gross Margin	2,452,060	138,078	974,386	—	3,579,563
General and Administrative Expenses	5,079,175	121,715	872,172	3,653,994	9,742,095

Segments net income (loss) before income taxes	$(2,627,115)	$16,363	$102,214	$(3,653,994)	(6,162,532)

Total assets	$3,248,467	$2,248,052	$3,891,053	$16,597,934	$19,521,824

Goodwill	$2,343,095	$797,184	$3,067,302	$—	$6,207,581

Expenditures for segment assets	$134,235	$7,918	$19,810	$34,452	$196,415

Depreciation and amortization	$88,906	$1,119	$115,369	$63,029	$268,423

The Company has included the operations of CTMC, as part of the manufacturing segment however the Company and the chief operating decision maker does not include the operations of CTMC during their review of the segments. The relocation occurred during the third quarter of 2004 and the facility has not been fully operational through the end of 2004. The chief operating decision maker and management does not view the results from CTMC as indicative of future results for the facility. CTMC relocation expenses amounted to $1.3 million. The operating loss on operations for the year ended December 31, 2004 was $1.3 million. The loss specifically attributed to SCB operations was approximately $28,000. The cost savings attributed to the relocation is estimated to be approximately between $450,000 and $600,000.

Debt

General

26. Your current debt disclosure is inadequate. Please revise your footnote disclosure to include a separate debt footnote specifically detailing the specific terms of each outstanding note as well as the aggregate maturities of borrowings for each of the five years following the latest balance sheet date. Refer to SOP 01-6 and paragraph 10 of SFAS 47. Please include a copy of your intended disclosure with your response.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Response: In accordance with SOP 01-6 and paragraph 10 of SFAS 47 we have revised the disclosure to include the aggregate maturities of borrowings for each of the five years following the latest balance sheet date.

The Company has signed an agreement with Ford Motor Company for a $2.0 million line of credit for the purchase of chassis inventory from Ford. We believe that the line of credit with the supplier will be adequate to meet the funding requirements for the manufacturing facilities. However, effective March 18, 2005, the Company terminated the agreement with Ford and finances the floor plan internally. The termination of the agreement provided the Company with access to an additional $500,000 which was utilized to collateralize the line of credit with Ford Motor Credit Corporation, as well as provide the plant with the flexibility to purchase chassis other than Ford products, such as the Chrysler 300, in addition to allowing the sales force to have showroom models

The Company received a secured guidance line of credit from Sovereign Bank in the amount of $4.5 million to be used for funding leases for customers of CFS. The interest rate charged by Sovereign Bank is specific to the leases funded, on a lease- by-lease basis. The interest paid on the lease includes a component for servicing the leases for the Company. The leases typically have terms between 36 and 60 months and do not have a significant payment due at the end of the lease. The average interest charged on these leases is between 6.25 percent and 6.75 percent.

The Company has a secured guidance line of credit from New World Lease Funding in the amount of $5.0 million, which it utilizes for funding leases for customers of CFS. The interest rate charged by New World Funding is specific to the leases funded, on a lease- by-lease basis. The interest paid on the lease includes a component for servicing the leases for the Company. The leases typically have terms between 36 and 60 months and do not have a significant payment due at the end of the lease. The average interest charged on these leases is approximately 7.00 percent.

The Company received an ACH line of credit from North Fork Bank in the amount of $1.5 million to be used to facilitate the direct deposit function for customers of CDS. The line of credit is collateralized by a Money Market Account held at the Bank.

The amounts outstanding relating to the lease financing obligations is as follows:

Fiscal Year Ended December 31,	Total Liabilities ($)
2005	369,145
2006	126,531
2007	163,616
2008	133,091
2009	92,468

884,851

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Laurus Note

27. We note that your disclosure on page 18 indicating the number of shares and conversion rates relating to the outstanding balance on the Laurus note appears to indicate a total convertible balance of $3,408,015. This amount is $240,000 than the stated amount outstanding on the note in the same disclosure. Please confirm to us that this amount represents accrued interest or reconcile this discrepancy.

Response: We will put information in table and determine adequacy of disclosure on Laurus Note. The amount of $240,000 was in-fact an error and we have placed the conversion levels in a table below to both segregate the restricted from the funded balances and also to disclose the conversion rates.

Conversion Rate	Amount Outstanding	Number of Shares Issuable Upon Conversion
$0.97	$2,000,000	$2,061.856
$1.21	868,015	717,368

Total Unrestricted Balance as of December 31, 2004 of Convertible Debentures:	2,868,015	2,779,224

Restricted Balance as of December 31, 2004:
$0.97	240,000	247,243
$1.09	1,500,000	1,376,147
$1.33	1,091,985	821,041

Total Restricted	2,831,985	2,444,431

Total Convertible Notes	$5,700,000	$5,223,655

For the year ended December 31,	Funded Balance	Restricted Released in 2005	Total Convertible Notes
2005	$982,949	$653,451	$1,636,400
2006	1,042,915	1,029,813	2,072,728
2007	842,151	1,148,721	1,990,872

Total	$2,868,015	$2,831,985	$5,700,000

The cost of funds associated with the Laurus transaction including amortization on the discount and warrants is 10.65% per annum.

The Company issued to Laurus warrants to purchase shares of common stock in connection with the above Convertible Notes. The Company issued the following warrants with the value of the warrants:

Number of Warrants	Exercise Price	Value of Warrants
495,867	$1.51	$347,005
495,867	$1.82	$322,674
495,867	$2.12	$302,621

1,487,601		$972,300

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

As part of the above transaction, the Company filed a registration statement on From SB-2, which was declared effective on February 4, 2005. The Company amortized $35,625 for the year ended December 31, 2004.

28. We note that the terms of the Laurus note include different conversion rates for various borrowing levels as well as detachable warrants exercisable at various prices. We also note from disclosure elsewhere in your filing and from the statement of stockholders’ equity that it appears you have taken a discount on the value of the note. Please explain to us how you have calculated and recorded the beneficial conversion feature related to both the conversion to common stock and the issuance of detachable warrants. Refer to the guidance in EITF 98-5 and EITF 00-27 for guidance. We may have further comment on your response. Please include in your revised debt footnote the effective interest rate of this note.

Response: The Company has provided the debt and applicable conversion rates in Response 27, in tabular format.

The Company issued to Laurus warrants to purchase shares of common stock in connection with the above Convertible Notes. The Company issued the following warrants with the value of the warrants based on a Black Scholes model:

Number of Warrants	Exercise Price	Value of Warrants
495,867	$1.51	$347,005
495,867	$1.82	$322,674
495,867	$2.12	$302,621

1,487,601		$972,300

The method used to calculate the fair value of the warrants granted was the Black-Scholes model with the following grant date fair values and assumptions:

Exercise Price	Risk Free Interest Rate	Expected Volatility	Expected Dividend Yield
$1.58	3.85%	75%	0.00
$1.82	3.85%	75%	0.00
$2.12	3.85%	75%	0.00

The Company amortized $35,625 for the year ended December 31, 2004.

See Response 29 for beneficial conversion.

29. We note the disclosure on page 15 that, due to a market preference provided in the Laurus transaction of 20% on the first $2 million, you reclassified $400,000 to additional paid in capital. Supplementally clarify your intended meaning. Include in your response the source of the market preference.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

Response: Based on a market preference of the pricing of $0.97 compared to the market price of $1.21 on the first $2.0 million, the Company reclassified $400,000 to additional paid in capital, which represents a discount to the Convertible Notes. This amount will be accretive to the Convertible Notes over a 36-month period.

Elm Street Partners Note

30. We note from your disclosure throughout your filing that you have converted substantial notes payable to Elm Street Partners during 2004 and also issued warrants to purchase common stock in conjunction with the conversion. Supplementally tell us how much of this note is still outstanding as of December 31, 2004. Also, please tell us how you have accounted for the beneficial conversion of the common stock and how you have accounted for the value of the warrants given in connection with the conversion. We may have further comment on your response.

Response: The Elm Street Partners Notes were converted during the 2nd and 3rd quarters of 2004. The outstanding balances of the related party payables were transferred to convertible notes convertible into restricted common stock at a price based on 85% of the market value of registered common stock. In addition, the Company issued warrants to Elm Street Partners (the “Elm Street Warrants”) at the time the convertible notes were converted into restricted common stock. The Company attributed a nominal value to the Elm Street Warrants due to the significant restrictive terms and conditions of the Elm Street Warrants and the value of the restricted common stock issuable upon exercise of such warrants.

The underlying common stock issued upon conversion of the convertible notes was not registered, as such was converted based on 85% of the market value or closing price of the registered common stock. The Company believes that the transfer of the balances with a 15% discount to the closing price was reasonable and did not require any further allocation for the beneficial transfer.

The exercise prices of the Elm Street Warrants were correlated to the exercise prices of warrants contemporaneously being negotiated between the Company and unrelated third parties. The first Elm Street Warrant had an exercise price of $2.50 per share, the same as the exercise price of a warrant issuable to Fusion Capital Fund II, LLC. The second traunch of Elm Street Warrants had exercise prices of $1.58, $1.82 and $2.12, respectively, the same as the exercise prices of a warrants issuable to Laurus Master Fund, Ltd.

The Company valued the Elm Street Warrants using the Black Scholes method and further reduced their value taking into consideration, among other things, the value of the restricted common stock issuable upon exercise of the warrants and the severe restrictions contained in Elm Street Warrant, which were not contained in the warrants issuable to Laurus Master Fund nor Fusion Capital Fund II.

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

The Elm Street Warrant contained the following restrictions that effectively reduced their value to a nominal amount. The Elm Street Warrants were exercisable into restricted common stock. The common stock did not afford Elm Street any registration rights. In addition, the Elm Street Warrants did not contain a cashless exercise provision. As such, the holding period of the common stock issued upon exercise of the Elm Street Warrants could not be tacked to the holding period of such warrants.

Furthermore, the Company took into consideration that the underlying stock, once eligible for sale pursuant to an effective registration statement or an exemption from the Securities Act of 1933, would be listed on the OTC Bulletin Board. We also considered the lack of volume and liquidity of such securities due to infrequent and sporadic trading, the Company’s short history of financial information and the low trading price of the Company’s common stock and related “penny stock” restrictions. The Company also considered the discount attributable to restricted stock issued by other companies within the Company’s industry. We also considered the higher risk associated with smaller company size, higher market to book ratios, and lower stock prices.

In addition, the Company considered that underlying common stock would be subject to additional restrictions based on the status of the holder, such as control share restrictions, black-out periods, limitations and restrictions under Rule 144 of the Securities Act and trading restrictions under Section 16 of the Securities and Exchange Act of 1934.

Form 10-Q for the Quarter Ended March 31, 2005

Item 2. Management’s Discussion and Analysis

Results of Operations for the three months ended March 31, 2005 compared to March 31, 2004

31. We note that you have included a reconciliation of EBITDA to net income for the quarterly periods ended March 31, 2005 and 2004, but have not discussed your purpose for including this measure. Supplementally explain to us and revise your disclosure to indicate management’s use for EBITA. Also, ensure that net income is reconciled to the most comparable GAAP measure. Refer to the guidance in Section II of FR 65.

Response: We understand that EBITDA is not considered a generally accepted accounting principle, however investors consider EBITDA as a helpful measurement of a company’s performance. We will ensure that net income is reconciled to a generally accepted accounting principle comparable to EBITDA. We will state that although management uses EBITDA as a supplemental indicator of the Company’s financial performance as, it is not considered a generally accepted accounting principle, it should not be relied upon, but only used as a supplement to financial indicators based on generally accepted accounting principles.

* * * *

David R. Humphrey

Securities and Exchange Commission

July 29, 2005

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark Y. Abdou at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,
COACH INDUSTRIES GROUP, INC.

By:	/s/ SUSAN WEISMAN
Susan Weisman,
Chief Financial Officer

cc:	Amy Geddes, Esq.
Mr. Francis J. O’Donnell, Chief Executive Officer
Mark Y. Abdou, Esq.